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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                            CONCENTREX INCORPORATED
                           (Name of Subject Company)
                              JH ACQUISITION CORP.
                                      and
                            JOHN H. HARLAND COMPANY
                                   (Offerors)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))
                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   20589S105
                     (Cusip Number of Class of Securities)
                              JH ACQUISITION CORP.
                          C/O JOHN H. HARLAND COMPANY
                                2939 MILLER ROAD
                             DECATUR, GEORGIA 30035
                             ATTN: JOHN C. WALTERS
                           TELEPHONE: (770) 593-5617
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Offerors)
                             ---------------------
                                    Copy To:
                              ALAN J. PRINCE, ESQ.
                             MARK E. THOMPSON, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                           TELEPHONE: (404) 572-4600
                             ---------------------

                                 JULY 17, 2000
                      (DATE OF EVENT WHICH REQUIRES FILING
                           STATEMENT ON SCHEDULE 13D)
                             ---------------------
                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE*
------------------------------------------------------------------------------------------------------------------
                      $41,968,619                                                  $8,394
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

* For the purpose of calculating the fee only, this amount assumes the purchase of 5,995,517 shares of Common Stock, no par value per share, of Concentrex Incorporated at $7.00 per share. Such number includes all outstanding shares as of July 17, 2000, and assumes the exercise of all in-the-money stock options to purchase shares of Common Stock which are outstanding as of such date.

    [ ] Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  Filing Party:
Form or Registration No.:                Date Filed:

[ ]CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE
   BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULES TO AND 13D

CUSIP NO. 20589S105

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1.  NAME OF REPORTING PERSON: JH ACQUISITION CORP.

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (A) [X]
                                                                    (B) [ ]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(E) OR 2(F):

     N/A                                                                [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     OREGON
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     457,952*
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:

     N/A                                                                [ ]
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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

     8.25%
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10. TYPE OF REPORTING PERSON:

     CO
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* See second and third paragraphs on page 4.

                              SCHEDULES TO AND 13D

CUSIP NO. 20589S105

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1.  NAME OF REPORTING PERSON: JOHN H. HARLAND COMPANY
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 58-0278260

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (A) [X]
                                                                    (B) [ ]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     BK, WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(E) OR 2(F):

     N/A                                                                [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     GEORGIA
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     458,052*, **
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:

     N/A                                                                [ ]
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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

     8.27%
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10. TYPE OF REPORTING PERSON:

     CO
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 * See second and third paragraphs on page 4.
** Includes 100 shares of Common Stock owned by a wholly owned subsidiary of John H. Harland Company.

     This Tender Offer Statement on Schedule TO relates to the offer by JH Acquisition Corp., an Oregon corporation (the "Offeror"), a wholly owned subsidiary of John H. Harland Company, a Georgia corporation ("Harland"), to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Concentrex Incorporated, an Oregon corporation ("Concentrex"), at a purchase price of $7.00 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 21, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2). This Tender Offer Statement on Schedule TO also constitutes a Statement on Schedule 13D with respect to the acquisition by the Offeror and Harland of beneficial ownership of Shares subject to the Tender Agreements (as hereinafter defined). The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

     The Offeror and Harland have entered into Tender Agreements dated as of July 17, 2000 (the "Tender Agreements"), with certain stockholders of Concentrex (the "Tendering Stockholders"), pursuant to which the Tendering Stockholders have agreed to tender an aggregate of 457,952 Shares owned by them (the "Committed Shares") pursuant to the Offer and have agreed to vote such Committed Shares in favor of the Merger (as defined herein) and otherwise in the manner directed by the Offeror. Additional information about the Tender Agreements is contained in Section 11 ("The Merger Agreement and the Tender Agreements") of the Offer to Purchase.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Concentrex Incorporated, an Oregon corporation, which has its principal executive offices at 400 SW Sixth Avenue, Portland, Oregon 97204 and may be contacted by telephone at (503) 274-7280.

     The exact title of the class of equity securities being sought in the Offer is the common stock, no par value per share, of Concentrex. The information set forth in the introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference. As of July 17, 2000, there were 5,538,661 Shares issued and outstanding.

     The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares are in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     This Tender Offer Statement is filed by the Offeror and Harland. Information regarding the name, business address, business telephone number, description of business, state or other place of organization of both the Offeror and Harland is incorporated herein by reference from Section 8 ("Certain Information Concerning the Offeror and Harland") of the Offer to Purchase.

     Information regarding the name, business address, business telephone number, current principal occupation or employment as well as past material occupations, positions, offices or employment held during the last five years (including past addresses corresponding to each of them, if material only) for each of the executive officers and directors of the Offeror and Harland is incorporated herein by reference from Annex I of the Offer to Purchase. Each of the executive officers and directors of Offeror and Harland is a citizen of the United States.

     A statement regarding the absence of any criminal proceeding conviction or violation of federal or state securities laws by any of the Offeror, Harland or any current executive officer or director of the Offeror or Harland is set forth in Section 8 ("Certain Information Concerning the Offeror and Harland") and is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     During the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Offeror or Harland or, to the best knowledge of the Offeror and Harland, any of the persons listed on Annex I to the Offer to Purchase, and Concentrex or any of its executive officers, directors or affiliates.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Offeror and Harland"), Section 10 ("Background of the Offer; Contacts with Concentrex") and Section 11 ("The Merger Agreement and Tender Agreements") of the Offer to Purchase and in Exhibits (d)(1) and (d)(2) of this Schedule TO is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with Concentrex"), Section 11 ("The Merger Agreement and Tender Agreements"), Section 12 ("Purpose of the Offer; the Merger; Plans for Concentrex") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference. The information set forth in
Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Offeror and Harland") of the Offer to Purchase and Annex I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("The Merger Agreement and Tender Agreements"), Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration"), Section 16 ("Certain Legal Matters and Regulatory Approvals") and Section 18 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the entire text of each of (i) the Offer to Purchase and (ii) the Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1) Offer to Purchase dated July 21, 2000.

     (a)(2) Form of Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement as published on July 21, 2000.

     (a)(8) Press Release issued by Harland on July 17, 2000.

     (a)(9) Press Release issued by Harland on July 21, 2000.

     (b) None.

     (d)(1) Agreement and Plan of Merger, dated as of July 17, 2000, by and among John H. Harland Company, JH Acquisition Corp. and Concentrex Incorporated. (Incorporated by reference from Appendix A to the Offer to Purchase filed as Exhibit (a)(1) hereto.)

     (d)(2) Form of Tender Agreement, dated July 17, 2000, by and among the Tendering Stockholders, John H. Harland Company and JH Acquisition Corp. (Incorporated by reference from Appendix B to the Offer to Purchase filed as Exhibit (a)(1) hereto.)

     (g) Not applicable.

     (h) Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      JOHN H. HARLAND COMPANY
                                      By:        /s/ JOHN C. WALTERS
                                        ----------------------------------------
                                        Name: John C. Walters
                                        Title: Vice President

                                      JH ACQUISITION CORP.
                                      By:        /s/ JOHN C. WALTERS
                                        ----------------------------------------
                                        Name: John C. Walters
                                        Title: Vice President

Date: July 21, 2000